Exhibit 12.7
Illinois Power Company
Computation of Ratios of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2002	2003	2004 (1)	2005	2006
Net income from continuing operations	$162,989	$117,113	$137,538	$97,039	$56,659
Less- Change in accounting principle	—	(2,294)	—	—	—
Less- Income from equity investee	—	—	—	—	—
Add- Taxes based on income	104,209	76,023	87,591	65,171	37,246

Net income before income taxes and change in accounting principle	267,198	195,430	225,129	162,210	93,905

Add- fixed charges:
Interest on long term debt	94,738	146,045	112,616	41,028	46,167
Estimated interest cost within rental expense	2,442	1,895	1,696	1,290	205
Amortization of net debt premium, discount, expenses and losses	18,135	17,751	18,772	2,315	3,537

Total fixed charges	115,315	165,691	133,084	44,633	49,909

Earnings available for fixed charges	382,513	361,121	358,213	206,843	143,814

Ratio of earnings to fixed charges	3.31	2.17	2.69	4.63	2.88

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,294	2,294	2,294	2,294	2,294
Adjustment to pre-tax basis	1,466	1,434	1,461	1,542	1,508

	3,760	3,728	3,755	3,836	3,802

Combined fixed charges and preferred stock dividend requirements	$119,075	$169,419	$136,839	$48,469	$53,711

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.21	2.13	2.61	4.26	2.67

(1)	Ameren Corporation purchased Illinois Power Company on September 30, 2004, amounts include combined predecessor and successor financial information.